77.C

On May 29, 1997 the Annual Meeting of Stockholders of The New America High Income Fund, Inc. was held. The following proposal was approved by the Fund's common and preferred stockholders.

1. To approve the Articles of Amendment which would split each share of the Fund's outstanding Series A and Series B Auction Term Preferred Stock into two shares of the same series, reduce the liquidation preference of each such share from $50,000 to $25,000 plus accumulated and unpaid dividends and make certain conforming technical changes.

                              Number of Shares

Votes For                      38,273,153.834

Votes Against                   1,284,423.715